5 June 2019

ISSUED ON BEHALF OF RELX PLC

Capital Reduction

RELX PLC (the “Company”) announces that the reduction of capital approved by shareholders at the Annual General Meeting of the Company held on 25 April 2019 (the “Capital Reduction”) was yesterday approved by the High Court of Justice of England and Wales (the “Court”). The Court order approving the Capital Reduction, and a statement of capital approved by the Court, have been registered with the Registrar of Companies and accordingly the Capital Reduction has now become effective.

The purpose of the Capital Reduction is to increase the amount of distributable reserves available to the Company for future dividend payments and share buybacks. This has been effected by converting part of the Company’s merger reserve into share capital by issuing one B ordinary share having a nominal value of £4,000,000,000 (the “Capital Reduction Share”) and then cancelling the Capital Reduction Share. There is no change in the number of the Company’s ordinary shares in issue, or their nominal value, as a result of the Capital Reduction.